UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

NOVA MEASURING INSTRUMENTS LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE ILS 0.01 PER SHARE

(Title of Class of Securities)

M7516K103

(CUSIP Number)

Nufar Malovani, Adv.
Corporate Secretary
Clal Industries Ltd.
(formally Clal Industries and Investments Ltd.)
3 Azrieli Center, The Triangular Tower, 45th Floor,
Tel-Aviv, 67023
Israel
Tel: +972-3-607-5794

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. M7516K103

1	NAME OF REPORTING PERSONS Clal Electronics Industries Ltd. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,302,493 shares (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,302,493 shares (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,302,493 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.87% (3)
14	TYPE OF REPORTING PERSON CO

(1) The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

(2) Clal Electronics Industries Ltd. has the sole power to vote or direct the vote of, and to dispose or direct the disposition of the 1,302,493 Ordinary Shares to which this Schedule 13D/A relates.

(3) Based on 26,717,578 Ordinary Shares outstanding as of February 15, 2013, as reported on the Issuer's Form 20-F filed with the SEC on March 11, 2013.

SCHEDULE 13D
CUSIP No. M7516K103

1	NAME OF REPORTING PERSONS Clal Industries Ltd.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,302,493 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,302,493 (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,302,493 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.87% (3)
14	TYPE OF REPORTING PERSON CO

(1) The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

(2) Clal Electronics Industries Ltd. has the sole power to vote or direct the vote of, and to dispose or direct the disposition of the  1,302,493 Ordinary Shares to which this Schedule 13D/A relates.

(3) Based on 26,717,578 Ordinary Shares outstanding as of February 15, 2013, as reported on the Issuer's Form 20-F filed with the SEC on March 11, 2013.

This Amendment No. 9 amends and supplements the Statement on Schedule 13D (as amended from time to time, the "Statement"), previously filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons, the last amendment of which was filed with the SEC on March 20, 2013.

The following amends Item 5 of the Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The percentage of Ordinary Shares outstanding set forth in this Statement is based on 26,717,578 Ordinary Shares outstanding as of February 15, 2013 as reported on the Issuer's Form 20-F filed with the SEC on March 11, 2013.

(a), (b)    Clal Electronics Industries Ltd. beneficially owns and has the power to vote and dispose of 1,302,493 Ordinary Shares, constituting approximately 4.87% of the outstanding Ordinary Shares of the Issuer. Clal Industries Ltd., by virtue of its holdings of 100% of the outstanding share capital of Clal Electronics Industries Ltd., beneficially owns the Ordinary Shares of the Issuer held by Clal Electronics Industries Ltd.

(c)   The Reporting Persons sold Ordinary Shares of the Issuer in open market transactions on the dates, in the amounts, and for the prices per share set forth in the following table:

Date	Number of Ordinary Shares Sold	Price Per Share (US$)
May 2, 2013	19,252	9.261
May 3, 2013	43,694	9.285
May 6, 2013	75,051	9.366
May 7, 2013	59,558	9.321
May 8, 2013	100,000	9.441
May 9, 2013	24,775	9.331
May 10, 2013	18,431	9.382
May 13, 2013	100	9.270
May 17, 2013	7,000	9.257
May 20, 2013	19,100	9.269
May 21, 2013	71,627	9.322

(d)           Not applicable.

(e)           On May 21, 2013 the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2013

CLAL ELECTRONICS INDUSTRIES LTD.
CLAL INDUSTRIES LTD.

BY:   CLAL INDUSTRIES LTD.

By:    /s/ Yehuda Ben Ezra  /s/ Gonen Bieber
authorized signatories of Clal Industries Ltd.
for itself and on behalf of Clal Electronics Industries Ltd.
pursuant to the agreement which is Exhibit 3 to this Schedule 13D/A.